RAICE, PAYKIN, GREENBLATT, LESSER & KRIEG LLP

ATTORNEYS AT LAW

185 MADISON AVENUE, 10TH FLOOR

NEW YORK, NEW YORK 10016

_______________________________________

(212) 725-4423 • FAX (212) 684-9022

PINCHUS D. RAICE**	COUNSEL
JOSEPH N. PAYKINΔ
JUDAH D. GREENBLATT++	CLAUDIO H. BERGAMASCO**
Robert I. Lesser**	LESLIE A. MARTEY*
CHARLES D. KRIEG *	DAVID J. MINDER*
DAVID C. THOMAS*	PARSHHUERAM T. MISIR**
JAMES KLATSKY*	MARTIN MUSHKIN***
DAVID J. WOLKENSTEIN*	JOHN M. TANNENBAUM+

*	ADMITTED IN NY
**	ADMITTED IN NY AND NJ
***	ADMITTED IN NY and CT
Δ	ADMITTED IN NY AND FL
++	ADMITTED IN NY, NJ and CT
+	ADMITTED IN NY, CT AND DC

April 25, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re:       VirTra Systems, Inc. Registration No. 333-123890

Gentlemen::

Here it is Amendment 1 to the registration statement. As discussed with Mr. Webb, we have removed the equity line of credit from this filing.

Very truly yours,

David C. Thomas

NEW JERSEY OFFICE: TWO UNIVERSITY PLAZA, Hackensack, NJ 07601
Tel: (201) 342-6262	Fax:: (201) 342-8848